UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BBX Capital Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05491N203

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05491N203

1.	Names of Reporting Persons Alan B. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,411,931
	8.	Shared Voting Power 10,142,746
	9.	Sole Dispositive Power 5,543,501
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,554,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 94.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05491N203

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 707,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 707,882
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 707,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05491N203

1.	Names of Reporting Persons Florida Partners Corporation (I.R.S. No. 59-2354501)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,314
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 133,314
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05491N203

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,684,571
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,684,571
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,684,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05491N203

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,948,892
	9.	Sole Dispositive Power 5,986,936
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,948,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05491N203

1.	Names of Reporting Persons Jarett S. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,192,654
	9.	Sole Dispositive Power 251,101
	10.	Shared Dispositive Power 1,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,192,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05491N203

1.	Names of Reporting Persons Seth M. Wise
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,577,706
	9.	Sole Dispositive Power 963,859
	10.	Shared Dispositive Power 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,577,706
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) IN

Amendment to Schedule 13D

This Amendment to Schedule 13D is being filed by the reporting persons set forth on the cover sheets hereto (the “Reporting Persons”) to amend the Amended and Restated Schedule 13D filed on December 14, 2007, as previously amended (the “Schedule 13D”), relating to the Class B Common Stock, par value $0.01 per share, of BBX Capital Corporation (formerly BFC Financial Corporation), a Florida corporation (“BBX”), solely to the extent set forth herein.

BBX’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth in rows 7-13 of the cover sheets hereto for each Reporting Person is incorporated by reference into this Item 5. The change in the number of shares owned by Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise and their related percentage ownership is updated to reflect restricted stock awards granted since the most-recent amendment to the Schedule 13D and shares surrendered to satisfy tax withholding obligations of BBX in connection with the vesting of restricted stock awards, including, without limitation, the following shares surrendered within the last 60 days:

Reporting Person	Date of Surrender	Class of Common Stock	Shares Surrendered
Alan B. Levan	9/30/18 10/1/18 10/1/18	Class A Class A Class B	169,914 185,712 70,047
John E. Abdo	9/30/18 10/1/18 10/2/18	Class A Class B Class A	169,914 120,277 152,427
Jarett S. Levan	10/3/18 10/3/18 9/30/18 9/30/18 10/1/18	Class A Class B Class A Class B Class B	36,541 38,262 35,067 50,710 44,775
Seth M. Wise	10/4/18 10/4/18 9/30/18 10/1/18	Class A Class B Class B Class B	36,541 38,262 86,354 44,775

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

On October 31, 2018, Alan B. Levan, Jarett S. Levan, Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC entered into an agreement (the “October 2018 Agreement”) which terminated the parties’ Stock Option Agreement which was previously disclosed in the Amendment to Schedule 13D filed on December 2, 2013. The October 2018 Agreement also amended the Shareholders Agreement previously entered into between Mr. Alan Levan and Mr. Jarett Levan (a copy of which is included as Exhibit 2 to the Amendment to Schedule 13D filed on November 15, 2016), to provide that Mr. Jarett Levan may not convert shares of BBX’s Class B Common Stock into shares of BBX’s Class A Common Stock without Mr. Alan Levan’s approval if after giving effect to such conversion Mr. Jarett Levan would beneficially own less than 1,000,000 shares of BBX’s Class B Common Stock. Prior to the amendment, the minimum number of BBX’s Class B Common Stock shares required to be owned by Mr. Jarett Levan following a conversion was 600,000 shares. In addition, pursuant to the October 2018 Agreement, each of Mr. Alan Levan, Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC granted Mr. Jarett Levan a proxy to vote or direct the voting of shares of BBX’s Class B Common Stock beneficially owned by such shareholders in the event of the death or disability, as defined, of Mr. Alan Levan. Further, Mr. Jarett Levan agreed that in the event of Mr. Alan Levan’s death, Mr. Jarett Levan will use his best efforts as a shareholder of BBX to cause BBX to sell all or substantially all of BBX’s interest in Bluegreen Vacations Corporation still owned by BBX and cause the proceeds of such transaction to be distributed to the shareholders of BBX.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to add the following exhibit:

Exhibit 1	Agreement, dated as of October 31, 2018, by and between Alan B. Levan, Jarett S. Levan, Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2018
Date

/s/ Alan B. Levan
Alan B. Levan

/s/ John E. Abdo
John E. Abdo

/s/ Jarett S. Levan
Jarett S. Levan

/s/ Seth M. Wise
Seth M. Wise

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Florida Partners Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC
Its General Partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title